August 17, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jordan Nimitz

Re:	BIOLASE, Inc. Registration Statement on Form S-3 File No. 333-266673

Acceleration Request
Requested Date: August 19, 2022
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BIOLASE, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-266673 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time, on August 19, 2022, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Beth E. Berg of Sidley Austin LLP at (312) 853-7443.

Very truly yours,

/s/ John R. Beaver John R. Beaver
President and Chief Executive Officer
BIOLASE, Inc.

cc:	Jennifer Bright, BIOLASE, Inc. Michael Carroll, BIOLASE, Inc. Beth E. Berg, Sidley Austin LLP Istvan Hajdu, Sidley Austin LLP